UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(UNITED BREWERIES COMPANY, INC.)
(Name of Subject Company (Issuer))
INVERSIONES Y RENTAS S.A.
(Name of Filing Persons (Offeror))
American Depositary Shares (ADS) each representing
2 shares of Common Stock, no par value
(Title of Class of Securities)
204429104
(CUSIP Number of Class of Securities)
Common Stock, no par value
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
Rosita Covarrubias Gatica
Inversiones y Rentas S.A.
Enrique Foster Sur 20, 14th Floor
Santiago, Chile
+(56 2) 2750-7210
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
With copies to:
Marcelo Mottesi, Esq.
Milbank LLP
55 Hudson Yards
New York, New York 10001
(212) 530-5602
CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of filing fee(2)
US$155,743,508.57	US$16,991.62
(1)
Estimated solely for purposes of calculating the filing fee. The transaction valuation has been calculated as the product of (x) 16,390,172 (which is the maximum number of Compañía Cervecerías Unidas S.A. shares of common stock (“Shares”) or underlying Shares represented by American Depositary Shares of Compañía Cervecerías Unidas S.A. (each of which represents two Shares, and which we refer to as the “ADSs”) to be purchased under the tender offer), times (y) the tender offer price of Ch$6,800 per Share, in cash, converted to U.S. dollars using an exchange rate of Ch$715.62 to US$1.00, the Observed Exchange Rate (as defined in the Offer to Purchase) as of May 18, 2021.

(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended (the transaction valuation times the current fee rate of 0.0001091).
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-l.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION
This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Inversiones y Rentas S.A. (“IRSA”), a Chilean closely held corporation, to purchase an aggregate of up to 16,390,172 issued and outstanding shares of common stock, no par value, of Compañía Cervecerías Unidas S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile (“CCU”) (the “Shares” and each a “Share”), from all holders, wherever located, and whether they currently hold such Shares in the form of Shares or American Depositary Shares (the “ADSs,” and each an “ADS”) of CCU (each representing two (2) Shares), at a purchase price of Ch$6,800 per Share (equivalent to Ch$13,600 per ADS), in cash, without interest (the “Tender Offer Price”). The Offer is conducted in accordance with applicable United States securities laws and the 5th paragraph of Article 198 of Chilean Law No. 18,045 (the “Capital Markets Law”). The Offer will be settled in the Bolsa de Comercio de Santiago, Bolsa de Valores (the “Santiago Stock Exchange”) by delivery of the Shares to the Chilean Share Tender Agent (as defined in the Offer to Purchase) against payment of the Tender Offer Price. The Tender Offer Price for the Shares tendered to the Chilean Share Tender Agent or the U.S. Share Tender Agent (as defined in the Offer to Purchase) that are accepted for payment pursuant to the Offer will be paid in Chilean pesos, upon the terms and subject to certain conditions described in the Offer to Purchase, dated as of May 19, 2021, and any amendments or supplements thereto (the “Offer to Purchase”) and in the related Form of Chilean Share Acceptance or Form of U.S. Share Acceptance, as applicable, copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively. The Tender Offer Price for the Shares represented by ADSs tendered to the ADS Tender Agent (as defined in the Offer to Purchase) that are accepted for payment pursuant to the Offer will also be paid by IRSA in Chilean pesos. However, IRSA has directed the U.S. Settlement Agent (as defined in the Offer to Purchase) to coordinate with the FX Agent (as defined in the Offer to Purchase) for the U.S. dollar conversion of the Tender Offer Price payable to holders of ADSs that are tendered to the ADS Tender Agent, upon instruction of the ADS Tender Agent and for the account of holders who tender their ADSs to the ADS Tender Agent. To effect this exchange, the FX Agent and the U.S. Settlement Agent have agreed to arrange for the conversion of the Tender Offer Price at the Observed Exchange Rate published on the settlement date of the Tender Offer, plus Ch$0.22 per U.S. dollar. However, there may be unanticipated factors beyond the FX Agent’s control that could result in this rate not being realized, and accordingly, there are no assurances that the Tender Offer Price will be able to be exchanged at that rate on the Settlement Date, and if that rate cannot be obtained, the Tender Offer Price will need to be exchanged into U.S. dollars at alternative rates (to be obtained using ordinary banking procedures at then prevailing market rates) which may be more or less advantageous than such rate (the rate at which the Tender Offer Price is exchanged, the “ADS Tender Offer Price Exchange Rate”). As a result, holders of Shares represented by ADSs tendered to the ADS Tender Agent that are accepted for payment pursuant to the Offer will receive payment in United States dollars converted at the ADS Tender Offer Price Exchange Rate, less distribution fees (as defined in the Offer to Purchase) and applicable withholding taxes, upon the terms and subject to certain conditions described in the Offer to Purchase and in the related ADS Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(D), respectively. Holders of Shares represented by ADSs who tender their ADSs to the ADS Tender Agent should note that the ADS Tender Offer Price Exchange Rate at which the Tender Offer Price is expected to be exchanged into U.S. dollars may fluctuate and that none of Goldman Sachs & Co. LLC (in its capacity as U.S. Settlement Agent), Banco de Chile (in its capacity as FX Agent), IRSA, the Chilean Share Tender Agent, or the ADS Tender Agent can guarantee the ADS Tender Offer Price Exchange Rate at which the Tender Offer Price is expected to be exchanged into U.S. dollars or the timing in which such exchange can be completed. If there are delays with the conversion of the Tender Offer Price into U.S. dollars, the settlement of the Tender Offer for holders of Shares who tender ADSs to the ADS Tender Agent may be delayed, and such delay may be substantial.
This Schedule TO is filed on behalf of IRSA, which is an affiliate of CCU, the subject company. The information set forth in the Offer to Purchase, including all exhibits thereto, is expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.
Item 1.	Summary Term Sheet
The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information
(a) The name of the subject company and issuer of the securities in the Offer is Compañía Cervecerías Unidas S.A. (United Breweries Company, Inc.), an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile. Its principal executive office is located at Vitacura 2670, Twenty-Third Floor, Santiago, Chile, and its telephone number is +(56 2) 2427-3536.
This Schedule TO relates to the Shares (including those in the form of ADSs) of CCU. Based on CCU’s public filings, as of December 31, 2020, there were 369,502,872 issued and outstanding Shares of CCU, including, as of March 31, 2021, 76,248,975 Shares underlying ADSs.
(c) The information set forth in the section of the Offer to Purchase entitled “The Offer — Section 7. Price Range of Shares and ADSs; Dividends” is incorporated herein by reference.
Item 3.	Identity and Background of Filing Person
(a) – (c) This Schedule TO is filed by IRSA. The information set forth in the sections of the Offer to Purchase entitled “The Offer — Section 9. Information Concerning IRSA” and “Annex A — Directors and Executive Officers of IRSA” is incorporated herein by reference.
Item 4.	Terms of the Transaction
(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Special Factors — Section 1. Background of the Transactions,” “The Offer — Section 1. Terms of the Offer,” “The Offer — Section 2. Acceptance for Payment,” “The Offer — Section 3. Procedures for Accepting the Offer – Holders of Shares,” “The Offer — Section 4. Procedures for Accepting the Offer – Holders of ADSs,” “The Offer — Section 5. Tender Withdrawal Rights,” “The Offer — Section 6. Tax Consequences,” “The Offer — Section 13. Conditions of the Offer,” and “The Offer — Section 15. Extension of the Offer; Termination; Amendment” as well as other information regarding the Offer contained in the Offer to Purchase is incorporated herein by reference.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements
(a) and (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Special Factors — Section 1. Background of the Transactions,” and “Special Factors — Section 8. Related Party Transactions” is incorporated herein by reference.
Item 6.	Purposes of the Transaction and Plans or Proposals
(a) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Special Factors — Section 1. Background of the Transactions,” “Special Factors — Section 2. Purposes of and Reasons for the Offer,” and “Special Factors — Section 3. Certain Effects of the Offer” is incorporated herein by reference.
(c)(1–7) The information set forth in the sections of the Offer to Purchase entitled “Special Factors — Section 1. Background of the Transactions” and “Special Factors — Section 2. Purposes of and Reasons for the Offer” is incorporated herein by reference.
Item 7.	Source and Amount of Funds or Other Consideration
(a), (b) and (d) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “The Offer — Section 10. Source and Amount of Funds” is incorporated herein by reference.
Item 8.	Interest in Securities of the Subject Company
(a) The information set forth in the sections of the Offer to Purchase entitled “Special Factors — Section 1. Background of the Transactions,” “Special Factors — Section 5. Interests of Directors and Executive Officers,” and “The Offer — Section 9. Information Concerning IRSA” is incorporated herein by reference.
(b) Not applicable.
Item 9.	Persons/Assets, Retained, Employed, Compensated or Used
(a) The information set forth in the section of the Offer to Purchase entitled “The Offer — Section 16. Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements
(a)
IRSA’s consolidated financial statements as of and for the years ended December 31, 2019 and 2020 have been prepared in conformity with International Financial Reporting Standards, are included in the Offer to Purchase and are incorporated herein by reference.

(b)	Not applicable.
Item 11.	Additional Information
(a)(1)	The information set forth in the section of the Offer to Purchase entitled “Special Factors — Section 8. Related Party Transactions” is incorporated herein by reference.

(a)(2)	The information set forth in the section of the Offer to Purchase entitled “The Offer — Section 14. Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3)	The information set forth in the section of the Offer to Purchase entitled “The Offer — Section 14. Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(c)	Not applicable.
Item 12.	Exhibits
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated as of May 19, 2021.

(a)(1)(B)	Form of Chilean Share Acceptance.

(a)(1)(C)	Form of U.S. Share Acceptance.

(a)(1)(D)	Form of ADS Letter of Transmittal.

(a)(1)(E)	Form of ADS Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Shares Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)	Form of ADS Letter to Clients.

(a)(1)(H)	Form of Shares Letter to Clients.

(a)(1)(I)	English translation of Aviso de Inicio (Commencement Notice)

(a)(1)(J)	Summary Advertisement, published on The Wall Street Journal on May 19, 2021

(a)(1)(K)	Press Release issued by IRSA on May 19, 2021

(b)(A)	Credit Facility Agreement, dated February 5, 2021, between Inversiones y Rentas S.A. and Scotiabank Chile.

(b)(B)	Amendment, dated March 24, 2021, to Credit Facility Agreement between Inversiones y Rentas S.A. and Scotiabank Chile.
Item 13.	Information Required by Schedule 13E-3
Not applicable.

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: May 19, 2021
Inversiones y Rentas S.A.

By:	/s/ Alessandro Bizzarri Carvallo
Name:	Alessandro Bizzarri Carvallo
Title:	Chief Executive Officer

By:	/s/ Rodrigo Hinzpeter Kirberg
Name:	Rodrigo Hinzpeter Kirberg
Title:	Director

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated as of May 19, 2021.

(a)(1)(B)	Form of Chilean Share Acceptance.

(a)(1)(C)	Form of U.S. Share Acceptance.

(a)(1)(D)	Form of ADS Letter of Transmittal.

(a)(1)(E)	Form of ADS Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Shares Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(G)	Form of ADS Letter to Clients.

(a)(1)(H)	Form of Shares Letter to Clients.

(a)(1)(I)	English translation of Aviso de Inicio (Commencement Notice)

(a)(1)(J)	Summary Advertisement, published on The Wall Street Journal on May 19, 2021

(a)(1)(K)	Press Release issued by IRSA on May 19, 2021

(b)(A)	Credit Facility Agreement, dated February 5, 2021, between Inversiones y Rentas S.A. and Scotiabank Chile.

(b)(B)	Amendment, dated March 24, 2021, to Credit Facility Agreement between Inversiones y Rentas S.A. and Scotiabank Chile.